                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549







                                    FORM 11-K



                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 2001






                         Commission File Number 1-13953






                        W. R. GRACE & CO. HOURLY EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN







                                W. R. GRACE & CO.
                                7500 GRACE DRIVE
                            COLUMBIA, MARYLAND 21044

                  W. R. GRACE & CO.
                  HOURLY EMPLOYEES
                  SAVINGS AND INVESTMENT
                  PLAN
                  DECEMBER 31, 2001 AND 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of the
W. R. Grace & Co. Hourly Employees
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1, effective December 31, 2001, the Plan merged with and into the W. R. Grace & Co. Salaried Employee Savings and Investment Plan.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Baltimore, Maryland
June 27, 2002

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                               DECEMBER 31,
                                                                        2001                2000

                           ASSETS
Interest in W. R. Grace & Co. Savings Plan Master                   $       -            $28,250,405
    Trust
Contributions receivable                                              259,259                129,639
                                                                    ---------            -----------
             Total assets                                             259,259             28,380,044
                                                                    =========            ===========



                    LIABILITIES AND NET ASSETS

Liabilities
    Due to Salaried Plan                                             (259,259)                     -
                                                                    ---------            -----------
             Total liabilities                                       (259,259)                     -
                                                                    ---------            -----------
Net assets available for benefits                                   $       -            $28,380,044
                                                                    =========            ===========







   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                        FOR THE YEAR ENDED
                                                                                            DECEMBER 31,
                                                                                     2001                  2000
ADDITIONS
    Additions to net assets attributable to
      Contributions
        Participants                                                            $  4,781,433           $  4,190,358
        Employer                                                                   2,932,733              1,465,636
                                                                                ------------           ------------
                                                                                   7,714,166              5,655,994
                                                                                ------------           ------------

Interest in income (loss) of W. R. Grace & Co. Savings
Plan Master Trust
    Interest and dividends                                                         1,202,027              1,841,410
    Net depreciation (see Note 3)                                                 (4,292,375)           (12,465,429)
                                                                                ------------           ------------
                                                                                  (3,090,348)           (10,624,019)
                                                                                ------------           ------------
             TOTAL                                                                 4,623,818             (4,968,025)
                                                                                ------------           ------------

DEDUCTIONS
    Deductions from net assets attributable to
      Participant withdrawals                                                      2,027,434              2,061,564
      Administrative expenses                                                         46,110                 38,191
                                                                                ------------           ------------
             TOTAL                                                                 2,073,544              2,099,755
                                                                                ------------           ------------

NET INCREASE (DECREASE) PRIOR TO TRANSFERS (TO) FROM
OTHER PLANS                                                                        2,550,274             (7,067,780)

      Net transfers (to) from other plans                                        (30,930,318)               209,012
                                                                                ------------           ------------

NET DECREASE                                                                     (28,380,044)            (6,858,768)

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                                             28,380,044             35,238,812
                                                                                ------------           ------------

    END OF YEAR                                                                 $          -           $ 28,380,044
                                                                                ============           ============


   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan ("Plan" or "Hourly Plan") provides only general information. Participants should refer to the text of the Plan, the Summary Plan Description, and the Prospectus Supplement for the Plan for more complete information.

      GENERAL

      On April 2, 2001, W. R. Grace & Co. ("Grace") and 61 of its U.S. subsidiaries and affiliates (collectively, the "Company") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Court for the District of Delaware. The United States Bankruptcy Court in Wilmington, Delaware approved on April 2, 2001 an order which authorized, but did not direct, the debtors and debtors in possession under the bankruptcy filing to pay, in their sole discretion, employee benefits, including employer contributions under the Plan. Under the Court's authorization, Grace has continued to meet its obligations under the Plan. Should the Plan terminate as a result of the bankruptcy filing, Company contributions would cease and the net assets of the Plan would be distributed in accordance with the provisions of the Plan document.

      The Plan is a defined contribution plan originally adopted effective January 1, 1987, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Effective December 31, 2001, the Plan was merged with and into the W. R. Grace & Co. Salaried Employees Savings and Investment Plan ("Salaried Plan"). Effective on the date of the merger $34,303,697 was transferred from the Plan to the Salaried Plan. On January 1, 2002, the Salaried Plan was renamed the W. R. Grace & Co. Savings and Investment Plan.

      Effective January 31, 2001, assets of the ICI Americas Inc. Retirement Savings Plan (the "ICI Plan"), in the amount of $3,727,817, were transferred to the Plan. This amount represented the account balances of the participants of the ICI Plan who became Grace employees as a result of Grace's purchase of the hydroprocessing catalyst business of ICI.

      ELIGIBILITY AND VESTING

      Prior to the Plan's merger into the Salaried Plan, Grace and its subsidiaries designated as participating units in the Plan, any hourly employee in an eligible employment classification who had completed three months of service or, for periods prior to October 1, 2000, twelve months of employment (including 1,000 hours of service), were eligible to participate in the Plan, subject to certain exceptions and special provisions.

      A participant's interest (employee contributions, Company contributions and earnings thereon) in the Plan was always fully vested.

      PACKAGING TRANSACTION

      On March 31, 1998, a predecessor of Grace ("Old Grace") completed a transaction ("Packaging Transaction") in which its flexible packaging business ("Cryovac Business") was combined with Sealed Air Corporation ("Sealed Air"). As a result of the Packaging Transaction, for each share of common stock held, each shareholder of Old Grace common stock received:
      (a) one share of

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      common stock of the "New W. R. Grace & Co." ("New Grace"), (b) .536 shares of common stock of Sealed Air and (c) .475 shares of convertible preferred stock of Sealed Air. As a result of the Packaging Transaction, approximately $5.0 million was transferred to the successor trustee. The common stock of Old Grace was canceled as a result of the Packaging Transaction.

      As part of the Packaging Transaction, all balances were required to be transferred out of the Sealed Air Common Stock Fund and the Sealed Air Preferred Stock Fund and into other Plan investment options by December 31, 2000. Remaining balances not transferred by December 31, 2000 were liquidated and transferred to the Fixed Income Fund.

      CONTRIBUTIONS

      Each year, participants could elect to contribute to the Plan 2% to 16% of their compensation (which, for purposes of the Plan, consists of regular wages, incentive compensation, and certain special bonus awards, shift differential and overtime pay).

      Participant contributions could be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $10,500 for 2001 and 2000. Federal income tax law limited the annual compensation on which tax-qualified plan benefits could be based to $170,000 for 2001 and 2000.

      Effective January 1, 2001 the Company contributed 100% of the first 6% of base compensation that a participant contributed to the Plan. Therefore, the maximum Company contribution was 6% of a participant's base compensation.

      Effective October 1, 2000 the Company contributed 75% of the first 6% of base compensation that a participant contributed to the Plan. Prior to October 1, 2000 the Company contributed 50% of the first 6% of base compensation. Therefore, effective October 1, 2000 the maximum Company contribution was 4.5% of each participant's compensation, subject to the annual dollar limitations noted above. Prior to October 1, 2000 the maximum Company contribution was 3%.

      The Plan offered 26 mutual funds, Company common stock account and a Fixed Income Fund comprised principally of guaranteed investment contracts as investment options for participants.

      Effective January 1, 2001, matching Company contributions were allocated to investment options in accordance with the participant's contribution investment election. Prior to January 1, 2001, Company contributions were generally credited to the ESOP, which was invested in New Grace common stock. The ESOP was an Employee Stock Ownership Plan, within the meaning of the Code.

      Effective October 1, 2000 participants could, at any time, elect to transfer all or a portion of their Company contributions from the ESOP to any of the other funds. Such transfers could be in whole dollar amounts or multiples of 5% of the participant's account balance.

      The Plan provided that a statement of each participant's account be sent to the participant at least once a year. Such statements were sent shortly after the end of each calendar quarter.

      Effective January 1, 2001, on any business day, participants could allocate their contributions among any of the investment options and transfer the amounts related to their prior contributions in any of

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      the investment options to other investment options. All investment options were participant-directed. Prior to January 1, 2001, all investment options were participant-directed, except for the ESOP. Transfers could be in whole dollar amounts or in multiples of 5% of the participant's account balance.

      PARTICIPANT ACCOUNTS

      Each participant's account was credited with the participant's contribution, the applicable allocation of the Company's contribution and an allocation of Plan earnings (losses) and charged with an allocation of administrative expenses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant's account.

      Prior to December 31, 2001, transfers between the Hourly Plan and the Salaried Plan occurred from time to time when the participant classification changed from hourly to salaried and vice versa. Effective December 31, 2001, the Plan assets were merged with and into the Salaried Plan.

      PARTICIPANT LOANS

      Participants could borrow up to one-half of the value of their account balance up to $50,000. Loans were for a term of one to five years for a general purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate for the loans was fixed for the term of the loan and the loans were repaid in periodic installments depending on the loan provisions. Participants could repay the outstanding loan balance in full at any time without penalty. Loans were considered to be in default and treated as a distribution for tax purposes if no payment was received for ninety days. If employment with the Company ended, any outstanding loan balance was considered a distribution if not repaid within ninety days.

      Interest paid on loans was credited to the individual investment options from which the loan was taken.

      PAYMENT OF BENEFITS

      Upon disability, retirement, or other termination of service, an individual could elect to receive his/her vested benefit in the form of a single lump sum payment or annual or quarterly installment payments if the vested balance exceeded $5,000. For amounts less than $5,000, a single lump sum payment was made.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accounts of the Plan were maintained on the accrual basis of accounting, which is acceptable under U.S. Department of Labor Regulations and is in accordance with accounting principles generally accepted in the United States of America ("GAAP").

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments in publicly traded securities and mutual funds were stated at fair value. Investments in publicly traded securities were valued at the last reported sales price on the last day of the year. Shares of mutual funds were valued at the net asset value of shares held by the Plan at year end. Investments in guaranteed investment contracts held in the Fixed Income Fund (see Note 5) were

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      stated at contract value, which represented contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Participant loans were valued at cost, which approximated fair value.

      Purchases and sales of publicly traded securities were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date.

      Prior to December 31, 2001, the assets of the Plan were commingled in the
      W. R. Grace & Co. Savings Plan Master Trust ("Master Trust") with the assets of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan. The Master Trust is administered by The Fidelity Management Trust Company ("Fidelity" or "Trustee"). The participating plans had a specific interest in the Master Trust's net assets. Fidelity continues to serve as the Trustee for the surviving W. R. Grace & Co. Savings and Investment Plan.

      Income of each investment option was reinvested in that option, except that any dividends paid on shares of New Grace common stock held in the ESOP were paid to participants in cash within 90 days after the end of the calendar year in which the dividends were received. The ESOP dividends were not treated as income to the Plan or as distributions to participants. The Trustee managed the Grace Stock Fund and the ESOP by purchasing shares of New Grace common stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers to the other funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds were the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

      The Plan recorded a realized gain or loss on New Grace common stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares distributed. The cost of securities sold was determined on the basis of average cost, and a gain or loss was recorded equal to the difference between average cost and the sale price.

      The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consisted of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      PAYMENT OF BENEFITS

      The Plan recognized benefits when paid.

      Amounts transferred to successor trustees were deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating business unit.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with GAAP requires the Plan Fiduciaries to make estimates and assumptions that affect the reported amounts of assets and liabilities on the date of the financial statements. Actual amounts may differ from the estimates used.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets included in the Master Trust:

-------------------------------------------------------------------------------------------------------------------
                                                                                            DECEMBER 31,
                                                                                -----------------------------------
                                                                                         2001          2000
===================================================================================================================

Guaranteed Investment Contracts (GICs)
    State Street Bank and Trust Co., 6.00%, various maturity dates                      $    -      $ 1,784,616

W. R. Grace common stock:
    Grace Common Stock Fund, 0 and 1,373,273 shares, respectively                            -        2,307,099
    Employee Stock Ownership Plan, 0 and 1,489,926 shares, respectively                      -        2,339,183 *

Fidelity Management Trust Company
    Fidelity Contrafund, 0 and 53,613 shares, respectively                                   -        2,636,163

    Fidelity Blue Chip Fund, 0 and 78,523 shares, respectively                                -       4,046,300

===================================================================================================================

      * Nonparticipant-directed

      During 2001 and 2000, the Plan's investments held in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,292,375 and $12,465,429, respectively as follows:

      -------------------------------------------------------------------------
                                                    FOR THE YEAR ENDED
                                            -----------------------------------
                                                        DECEMBER 31,
      =========================================================================
                                                   2001               2000
      =========================================================================

      Mutual Funds                           $ (1,786,336)        $ (2,267,445)
      Common Stocks                            (2,506,039)         (10,043,242)
      Preferred Stock                                   -             (154,742)
                                            -----------------------------------
                                             $ (4,292,375)        $(12,465,429)
      =========================================================================

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.    GRACE COMMON STOCK

      Prior to October 1, 2000, Company contributions were credited to the ESOP account with limited diversification privileges. Complete diversification of the ESOP account became available to participants on October 1, 2000. Additionally, effective January 1, 2001, Company contributions could be directed to any of the available investment options. Therefore, as of January 1, 2001, the Plan's investments were entirely participant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2000 and for the year then ended were as follows:

      --------------------------------------------------------------------------
                                                                  DECEMBER 31,
                                                                      2000
      --------------------------------------------------------------------------

      NET ASSETS
          Common Stocks                                        $      2,339,183
                                                               -----------------

      ==========================================================================
                                                              FOR THE YEAR ENDED
                                                               DECEMBER 31, 2000
      ==========================================================================
      CHANGES IN NET ASSETS
          Contributions                                         $     1,550,231
          Interest                                                       29,008
          Net depreciation                                           (5,871,425)
          Benefits paid to participants                                (345,770)
          Transfers to participant-directed investments              (1,001,976)
          Administrative expense                                        (22,658)
                                                               -----------------
                                                                $    (5,662,590)
      --------------------------------------------------------------------------

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.    GUARANTEED INVESTMENT CONTRACTS

      Investments in the participant-directed Fixed Income Fund consisted primarily of benefit-responsive guaranteed investment contracts ("GICs") issued by various insurance companies. The Plan's GICs were stated at contract value, which approximated fair value. Contract value included principal invested, plus earnings, less benefit payments and administrative expenses. Listed below is the Plan's specific interest in the investments in GICs held in the Master Trust:

------------------------------------------------------------------------------------------------------------------
                                                                  VALUE AT DECEMBER 31,
                                                             ---------------------------------
                    ISSUER                          RATE             2001             2000         MATURITY DATE
==================================================================================================================
Metropolitan Life Insurance Co.                    6.94%     $         -        $   1,389,534         Mar-03

AEGON Institutional Markets                        6.87%               -              874,554         Dec-01
                                                   6.40%               -              651,095         Dec-02
                                                   6.13%               -              659,111         Mar-03

New York Life Insurance Co.                        6.63%               -              923,165         Jun-03
                                                   5.84%               -              128,585         Jun-01

John Hancock Mutual Life Ins. Co.                  7.02%               -            1,147,056         Jun-01

Pacific Mutual Life Insurance Co.                  6.87%               -              719,164         Jun-02
                                                   6.09%               -              892,052         various

State Street Bank and Trust Co.                    7.20%               -            1,784,616         various

Massachusetts Mutual                               6.98%               -              246,785         Dec-03

SEI Financial Management                           6.87%               -              420,444         various

Principal Life Insurance Co.                       6.10%               -              542,834         Sep-03

                                                             ---------------------------------
Total Contracts                                                        -           10,378,995

Commercial Paper                                                       -              396,073         various

                                                             ---------------------------------
TOTAL FIXED INCOME FUND                                       $        -        $  10,775,068
==================================================================================================================

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.    MASTER TRUST

      The Plan's investments were held in the Master Trust through December 31, 2001, which was established for the investment of assets of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan and the W. R. Grace & Co. Hourly Employees Savings and Investment Plan. Each participating retirement plan had a specific interest in the Master Trust. The assets of the Master Trust were held by the Trustee. Effective with the Plan merger with and into the Salaried Plan on December 31, 2001, the Plan had a 0% interest in the Master Trust at December 31, 2001. At December 31, 2000, the Plan's interest in the net assets of the Master Trust was approximately 6%.

      Contributions and benefit payments were specifically allocated to the operation of the appropriate plan. However, other plan income and expenses were allocated to the respective plans' participants using methods outlined in the Master Trust agreement. The record keeper of the Master Trust allocated trust income and expenses between the participants of the participating plans on a monthly basis in relation to the market value of each participant's account at the beginning of the month for each Master Trust investment account. The financial statements reflect the Plan's share of the Master Trust assets and activities using this allocation method.

      The following tables present the fair values of investments and investment income for the Master Trust Fund:

------------------------------------------------------------------------------------------------------
                                                                             DECEMBER 31,
                                                                  ------------------------------------
                                                                          2001               2000
======================================================================================================
INVESTMENTS AT CONTRACT VALUE
              Guaranteed Investment Contracts                        $ 225,046,859      $ 229,327,189
INVESTMENTS AT COST
              Participant Loans                                          5,144,781          5,399,564
INVESTMENTS AT FAIR VALUE
              W. R. Grace & Co. Common Stock                            17,065,769         25,203,345
              Mutual Funds                                             184,608,222        222,857,757
                                                                  ------------------------------------
                                                                     $ 431,865,631      $ 482,787,855

======================================================================================================
                                                                        FOR THE YEAR ENDED
                                                                           DECEMBER 31,
                                                                  ------------------------------------
                                                                          2001                2000
======================================================================================================
INVESTMENT (LOSS) INCOME
              Interest and Dividends                                  $ 17,548,754       $ 39,640,311
NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS
              W. R. Grace & Co. Common Stock                           (12,161,369)       (72,350,602)
              Mutual Funds                                             (31,007,165)       (46,582,806)
              Sealed Air Preferred Stock                                         -         (1,739,344)
              Sealed Air Common Stock                                            -         (2,244,019)
                                                                  ------------------------------------
                                                                     $ (25,619,780)     $ (83,276,460)
------------------------------------------------------------------------------------------------------

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.    RELATED PARTY

      Certain plan investments were shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity was the trustee as defined by the Plan, and, therefore, these transactions qualified as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $46,110 and $38,191 for the years ended December 31, 2001 and 2000, respectively.

      W. R. Grace & Co., as plan sponsor, is also a related party. Investments include shares of W. R. Grace common stock. At December 31, 2001 and 2000, the Plan held 0 and 2,863,199 shares, respectively, of Grace Common Stock. The fair value of the Grace Common Stock was $4,646,282 at December 31, 2000. Purchases of $3,740,300 (4,028,921 shares) and $5,454,629 (1,723,315 shares) and sales of $1,310,791 (1,232,398 shares) and $1,494,291 (391,859 shares) of W. R. Grace common stock were made at the Plan level during 2001 and 2000, respectively.

8.    FEDERAL INCOME TAXES

      On July 13, 1995, the Internal Revenue Service ("IRS") issued a letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since the issuance of this determination letter. However, the Plan fiduciaries believe that the Plan was designed and was operated in compliance with the applicable requirements of the Code. Therefore, the Plan fiduciaries believe the Plan continued to be qualified, and the related Trust continued to be tax exempt through December 31, 2001.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto authorized.

                                          W. R. GRACE & CO.
                                          HOURLY EMPLOYEES
                                          SAVINGS & INVESTMENT PLAN


                                          By: /s/ Brenda Gottleib
                                              ----------------------------------
                                              Brenda Gottleib
                                              Chairman, Administrative Committee


Date: June 27, 2002

                                                                      Exhibit 23

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-49705) of W. R. Grace & Co. of our report dated June 27, 2002 relating to the financial statements of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan, which appears in this Form 11-K.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Baltimore, Maryland
June 27, 2002